SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PENFORD CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

707051108

(CUSIP Number)

Jonathan D. Wasserman

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707051108	Schedule 13D	Page 2 of 12

1.	Names of Reporting Persons.

Zell Credit Opportunities Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power – 0
Shares
Beneficially	8.	Shared Voting Power – 0
Owned by
Each	9.	Sole Dispositive Power – 0
Reporting
Person	10.	Shared Dispositive Power – 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
0.0% (1)

14.	Type of Reporting Person (See Instructions)
PN

(1) Based on 12,351,939 shares of Common Stock outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

CUSIP No. 707051108	Schedule 13D	Page 3 of 12

1.	Names of Reporting Persons.

Zell Credit Opportunities Side Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power – 0
Shares
Beneficially	8.	Shared Voting Power – 1,223,579
Owned by
Each	9.	Sole Dispositive Power – 0
Reporting
Person	10.	Shared Dispositive Power – 1,223,579
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,223,579

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
9.9% (1)

14.	Type of Reporting Person (See Instructions)
PN

(1) Based on 12,351,939 shares of Common Stock outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

CUSIP No. 707051108	Schedule 13D	Page 4 of 12

1.	Names of Reporting Persons.
Chai Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Illinois

Number of	7.	Sole Voting Power – 0
Shares
Beneficially	8.	Shared Voting Power – 1,223,579
Owned by
Each	9.	Sole Dispositive Power – 0
Reporting
Person	10.	Shared Dispositive Power – 1,223,579
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,223,579

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
9.9% (1)

14.	Type of Reporting Person (See Instructions)
OO – limited liability company

(1) Based on 12,351,939 shares of Common Stock outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

CUSIP No. 707051108	Schedule 13D	Page 5 of 12

1.	Names of Reporting Persons.
Zell Credit Opportunities (GenPar), L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power – 0
Shares
Beneficially	8.	Shared Voting Power – 0
Owned by
Each	9.	Sole Dispositive Power – 0
Reporting
Person	10.	Shared Dispositive Power – 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
0% (1)

14.	Type of Reporting Person (See Instructions)
OO – limited liability company

(1) Based on 12,351,939 shares of Common Stock outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

CUSIP No. 707051108	Schedule 13D	Page 6 of 12

1.	Names of Reporting Persons.
EGI Investment Manager, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power – 0
Shares
Beneficially	8.	Shared Voting Power – 0
Owned by
Each	9.	Sole Dispositive Power – 0
Reporting
Person	10.	Shared Dispositive Power – 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
0% (1)

14.	Type of Reporting Person (See Instructions)
OO – limited liability company

(1) Based on 12,351,939 shares of Common Stock outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

CUSIP No. 707051108	Schedule 13D	Page 7 of 12

1.	Names of Reporting Persons.
SZ Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power – 0
Shares
Beneficially	8.	Shared Voting Power – 0
Owned by
Each	9.	Sole Dispositive Power – 0
Reporting
Person	10.	Shared Dispositive Power – 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
0% (1)

14.	Type of Reporting Person (See Instructions)
OO – limited liability company

(1) Based on 12,351,939 shares of Common Stock outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

CUSIP No. 707051108	Schedule 13D	Page 8 of 12

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Penford Corporation, a Washington corporation (the “Issuer”), and amends and supplements the Schedule 13D originally filed on April 19, 2010 with respect to the Common Stock of the Issuer by Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“ZCOF”), and certain other reporting persons, as amended and supplemented by Amendment No. 1 thereto filed on April 17, 2012 and Amendment No. 2 thereto filed on May 10, 2012 (such original Schedule 13D, as so amended and supplemented, the “Schedule 13D,” and the Schedule 13D, as amended and supplemented by this Amendment, this “Statement”). This Statement also constitutes an initial Schedule 13D filing by Zell Credit Opportunities Side Fund, L.P., a Delaware limited partnership (“Side Fund”), with respect to the Common Stock of the Issuer. The Issuer’s principal executive office is located at 7094 South Revere Parkway, Centennial, Colorado 80112-3932.

Item 1 of the Schedule 13D is hereby amended and supplemented by the inclusion of the information in the immediately-preceding paragraph.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed on behalf of ZCOF; Side Fund; Zell Credit Opportunities (GenPar), L.L.C., a Delaware limited liability company (“GP”); EGI Investment Manager, L.L.C., a Delaware limited liability company (“Manager”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). ZCOF, Side Fund, GP, Manager, SZI and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

On March 30, 2012, GP was replaced as general partner of ZCOF by Chai Trust, and Manager was replaced as investment manager of ZCOF by Chai Trust (such replacements, the “GP/Investment Manager Replacements”).

ZCOF is a limited partnership and has no officers. Side Fund is a limited partnership and has no officers. Chai Trust is the general partner and investment manager of ZCOF and Side Fund. The manager of SZI is Chai Trust. SZI and Manager are indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust.

The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker
JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician
Matthew Zell	Senior Managing Director of Chai Trust and a Managing Director of the Equity Group Investments division of Chai Trust (“EGI”)
Robert M. Levin	Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

CUSIP No. 707051108	Schedule 13D	Page 9 of 12

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI
Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI

The officers of SZI are as follows:

Samuel Zell	President; Chairman and Chief Executive Officer of EGI
William Pate	Vice President; President and Chief Investment Officer of EGI
Philip Tinkler	Vice President; Vice President, Chief Financial Officer and Chief Operating Officer of EGI; Chief Financial Officer of Chai Trust
Jon Wasserman	Vice President; Chief Legal Officer of EGI; Senior Managing Director of Chai Trust

The officers of each of GP and Manager are as follows:

Samuel Zell	President; Chairman and Chief Executive Officer of EGI
William Pate	Vice President; Vice President; President and Chief Investment Officer of EGI
Philip Tinkler	Vice President; Chief Financial Officer and Chief Operating Officer of EGI; Chief Financial Officer of Chai Trust
Jon Wasserman	Vice President; Chief Legal Officer of EGI; Senior Managing Director of Chai Trust

The officers and managing directors of Chai Trust and the officers of SZI, GP and Manager are referred to herein as the “Additional Persons.”

The business address of each Reporting Person and each Additional Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person and, to the best knowledge of each Reporting Person, none of the Additional Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Chai Trust is organized under the laws of the state of Illinois, and each of the other Reporting Persons is organized under the laws of the state of Delaware. Each of the Additional Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by appending the following thereto:

On May 14, 2012, ZCOF purchased 7,000 shares of the Common Stock of the Issuer in open market transactions at a weighted average price of $9.4606 per share. These shares were purchased in multiple transactions at prices ranging from $9.325 to $9.500. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

CUSIP No. 707051108	Schedule 13D	Page 10 of 12

On May 15, 2012, ZCOF purchased 15,000 shares of the Common Stock of the Issuer in open market transactions at a weighted average price of $9.3039 per share. These shares were purchased in multiple transactions at prices ranging from $9.190 to $9.390. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On May 16, 2012, ZCOF purchased 15,000 shares of the Common Stock of the Issuer in open market transactions at a weighted average price of $9.3874 per share. These shares were purchased in multiple transactions at prices ranging from $9.275 to $9.500. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

All funds used in the foregoing acquisitions of shares of the Common Stock of the Issuer by ZCOF were obtained from the working capital of ZCOF.

References herein to the “staff” are to the staff of the Securities and Exchange Commission.

The disclosure in Item 5 is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

(1) By replacing the first sentence thereof with the following:

The Reporting Persons hold the shares of Common Stock of the Issuer beneficially owned as disclosed herein for the purpose of investment and in the ordinary course of business and intend to review this investment on a continuing basis.

(2) By changing the references to “ZCOF” therein to “Reporting Persons” and making grammatical adjustments therein as appropriate in light of such changes.

(3) By deleting therefrom the following:

but subject to the Standstill Agreement,

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) There were 12,351,939 shares of Common Stock of the Issuer outstanding as of November 5, 2012, as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended August 31, 2012.

Side Fund and Chai Trust share beneficially own, and share voting and dispositive power as to, 1,223,579 shares of Common Stock of the Issuer, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer. As a result of the GP/Investment Manager Replacements, GP, Manager and SZI no longer beneficially own any shares of the Common Stock, and, as a result of the Transfer (as defined below), ZCOF no longer beneficially owns any shares of the Common Stock of the Issuer.

CUSIP No. 707051108	Schedule 13D	Page 11 of 12

(c) On December 4, 2012, ZCOF contributed all of the 1,223,579 shares of Common Stock of the Issuer then held by ZCOF to Side Fund in exchange for limited partnership interests in Side Fund. Promptly thereafter, ZCOF distributed all of the limited partnership interests in Side Fund to the limited partners of ZCOF (such contribution and distributions, the “Transfer”). Chai Trust, ZCOF’s general partner, is also the general partner of Side Fund. Other than the Transfer and except as set forth above in Item 3, during the last 60 days, no transactions in the Common Stock of the Issuer were effected by any Reporting Person or, to the best knowledge of each Reporting Person, any of the Additional Persons.

(d) Not applicable.

(e) ZCOF ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on December 5, 2012. Each of GP, Manager and SZI ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on March 30, 2012.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Securities Purchase Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

2.	Investor Rights Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

3.	Standstill Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

4.	Joint Filing Agreement dated December 6, 2012 (filed herewith).

CUSIP No. 707051108	Schedule 13D	Page 12 of 12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2012

Zell Credit Opportunities masteR Fund, L.P.

Zell Credit Opportunities SIDE Fund, L.P.

Each by: CHAI TRUST COMPANY, LLC
Its: General Partner

By: /s/ Philip G. Tinkler
Philip G. Tinkler
Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler
Philip G. Tinkler
Chief Financial Officer

ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.

By: /s/ Philip G. Tinkler
Philip G. Tinkler
Vice President

EGI INVESTMENT MANAGER, L.L.C.

By: /s/ Philip G. Tinkler
Philip G. Tinkler
Vice President

SZ INVESTMENTS, L.L.C.

By: /s/ Philip G. Tinkler
Philip G. Tinkler
Vice President

EXHIBIT INDEX

1.	Securities Purchase Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

2.	Investor Rights Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

3.	Standstill Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

4.	Joint Filing Agreement dated December 6, 2012 (filed herewith).